[Tefron letterhead]

                                                                   March 5, 2007

VIA EDGAR

William Choi
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  TEFRON LTD.
                  FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 30, 2006
                  FILE NO. 1-14680

Dear Mr. Choi:

In connection with the comments raised by the Staff in its comment letter dated December 29, 2006 with respect to the Form 20-F of Tefron Ltd. (the "Company") for the year ended December 31, 2005 (the "Filing"), and further to our responses in the letter, dated January 23, 2007, the Company hereby acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           Very truly yours,

                           TEFRON LTD.


By: /s/ Yosef Shiran                                  By: /s/ Asaf Alperovitz
--------------------                                  -----------------------
Yosef Shiran                                          Asaf Alperovitz
Chief Executive  Officer                              Chief Financial Officer